UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.    )1

Neurotrope, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64129T207

(CUSIP Number)

December 17, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 229,657 shares of common stock 156,250 shares of common stock issuable upon exercise of warrants*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 229,657 shares of common stock 156,250 shares of common stock issuable upon exercise of warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,657 shares of common stock 156,250 shares of common stock issuable upon exercise of warrants*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.95%*
12	TYPE OF REPORTING PERSON IA, OO

* See Item 4.

1	NAMES OF REPORTING PERSONS Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 444,939 shares of common stock 151,041 shares of common stock issuable upon exercise of warrants*
	6	SHARED VOTING POWER 229,657 shares of common stock 156,250 shares of common stock issuable upon exercise of warrants*
	7	SOLE DISPOSITIVE POWER 444,939 shares of common stock 151,041 shares of common stock issuable upon exercise of warrants*
	8	SHARED DISPOSITIVE POWER 229,657 shares of common stock 156,250 shares of common stock issuable upon exercise of warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,596 shares of common stock 307,291 shares of common stock issuable upon exercise of warrants*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12	TYPE OF REPORTING PERSON IN

* See Item 4.

1	NAMES OF REPORTING PERSONS Kimberly Page

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 229,657 shares of common stock 156,250 shares of common stock issuable upon exercise of warrants*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 229,657 shares of common stock 156,250 shares of common stock issuable upon exercise of warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,657 shares of common stock 156,250 shares of common stock issuable upon exercise of warrants*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.95%*
12	TYPE OF REPORTING PERSON IN

* See Item 4.

Item 1.
(a)	Name of Issuer Neurotrope, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 1185 Avenue of the Americas, 3rd Floor, New York, NY 10036

Item 2 (a).	Name of Person Filing
Item 2 (b).	Address of Principal Business Office or, if none, Residence
Item 2 (c).

Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe”) and (iii) Kimberly Page, an individual who is a citizen of the United States of America (“Ms. Page,” together with Iroquois and Mr. Abbe, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, NY 10017.

Item 2 (d)	Title of Class of Securities Common Stock, $.0001 par value per share
Item 2 (e)	CUSIP Number 64129T207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 7,909,603 shares of Common Stock outstanding as of December 17, 2018, plus the assumed issuance of 5,012,677 shares of Common Stock sold in the registered direct offering as represented in the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on December 17, 2018, which includes the exercise of the reported November 2015 private placement warrants (the “Reported November 2015 Warrants”) and the reported November 2016 private placement warrants (the “Reported November 2016 Warrants” and together with the Reported November 2015 Warrants, the “Reported Warrants”).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blocker”).

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 229,657 shares of Common Stock and Reported Warrants to purchase 156,250 shares of Common Stock (of which the Reported Warrants are subject to the 9.99% Blocker) and Iroquois Capital Investment Group LLC (“ICIG”) held 444,939 shares of Common Stock and Reported Warrants to purchase 145,833 shares of Common Stock (of which the Reported Warrants are subject to the 9.99% Blocker). Mr. Abbe held Reported Warrants to purchase 5,208 shares of Common Stock (of which the Reported Warrants are subject to the 9.99% Blocker) which were distributed to him by American Capital Management LLC in connection with its dissolution.

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (each subject to the Blockers) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (each subject to the Blockers) held by, Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2018

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.